================================================================================


                                    FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES  EXCHANGE ACT OF
      1934
         For the year ended December 30, 2002


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from ____________ to ______________


                         Commission file number 0-19277



A. Full title of Plan and the address of the Plan, if different from that of the issuer named below:



                    THE HARTFORD INVESTMENT AND SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:



                   THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                HARTFORD PLAZA, HARTFORD, CONNECTICUT 06115-1900




================================================================================

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN

                                TABLE OF CONTENTS

                     YEARS ENDED DECEMBER 30, 2002 AND 2001




                                                                     Page No(s).
                                                                     -----------

Independent Auditors' Report                                             F-1

Statements  of Net Assets  Available  for Benefits as of December
  30, 2002 and 2001                                                      F-2

Statements  of Changes in Net Assets  Available  for Benefits for
  the Years Ended December 30, 2002 and 2001                             F-3

Notes to Financial Statements

Supplemental Schedules:

      Form 5500 Schedule H, Part IV, Line 4i - Schedule of
      Investment Assets Held at December 30, 2002                    F-10 - F-13

      Form  5500  Schedule  H,  Part IV,  Line 4j -  Schedule  of
      Reportable  Transactions  for the Year Ended  December
      30, 2002                                                           F-14

Signature                                                                F-15

EXHIBITS

      Exhibit 23.1 - Independent Auditors' Consent

      Exhibit 99.1 - Certification  Pursuant to 18 U.S.C. Section
      1350,   as  Adopted   Pursuant   to  Section   906  of  the
      Sarbanes-Oxley Act of 2002

                          INDEPENDENT AUDITORS' REPORT



The Hartford Financial Services Group, Inc.
Hartford, Connecticut


We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the "Plan") as of December 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2002 basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic 2002 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.



Deloitte & Touche LLP
Hartford, Connecticut



June 24, 2003


                                                                                                              EIN# 06-0383750
                                                                                                                    PLAN# 100
                                             THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                          STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                 AS OF DECEMBER 30, 2002 AND 2001
                                                         ($ IN THOUSANDS)


                                                                   2002                                     2001
                                                 ----------------------------------------------------------------------------------
                                                                NON-MEMBER                               NON-MEMBER
                                                                 DIRECTED      MEMBER                     DIRECTED      MEMBER
                                                     TOTAL                    DIRECTED        TOTAL                    DIRECTED
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
   Investments, at fair value:
     The Hartford Financial Services Group,
      Inc. common stock (12,624,182 and
      13,456,621 shares at December 30, 2002
      and 2001, respectively)                    $    574,906  $    424,108 $     150,798 $    845,076  $   646,479  $     198,597
   Standard & Poor's 500 Index Portfolio              161,259            --       161,259      216,776           --        216,776
   Investment in mutual funds                         312,671            --       312,671      318,193           --        318,193
   Pooled temporary investments                        26,287         9,108        17,179       32,076       12,477         19,599
   Investment in group annuity contracts, at
    contract value                                    447,834            --       447,834      358,011           --        358,011
   Investment in loans receivable                      35,468            --        35,468       34,922           --         34,922
   Dividends and interest receivable                    5,836         2,721         3,115        6,755        3,326          3,429
   Contributions receivable                               139            --           139        4,877        1,205          3,672
-----------------------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                  1,564,400       435,937     1,128,463    1,816,686      663,487      1,153,199
LIABILITIES
   Unsettled net security purchases (sales)               580           723          (143)       3,403           --          3,403
   Interfund transfers pending                             --           171          (171)          --          627           (627)
   Other liabilities                                      792           100           692          471           --            471
-----------------------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES                                 1,372           994           378        3,874          627          3,247
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                $  1,563,028  $    434,943 $   1,128,085 $  1,812,812  $   662,860  $   1,149,952
===================================================================================================================================

See Notes to Financial Statements.

                                                                                                              EIN# 06-0383750
                                                                                                                    PLAN# 100
                                             THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                          FOR THE YEARS ENDED DECEMBER 30, 2002 AND 2001
                                                         ($ IN THOUSANDS)


                                                                   2002                                     2001
                                                 ----------------------------------------------------------------------------------
                                                                NON-MEMBER                               NON-MEMBER
                                                                 DIRECTED      MEMBER                     DIRECTED      MEMBER
                                                     TOTAL                    DIRECTED        TOTAL                    DIRECTED
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED
TO:
   Investment income:
     Net realized and change in unrealized
     gains/losses                                $   (313,395) $  (154,862) $    (158,533)$   (157,334) $   (80,686) $     (76,648)
     Dividends and interest                            44,804        9,939         34,865       40,721       11,052         29,669
-----------------------------------------------------------------------------------------------------------------------------------
       Total investment loss                         (268,591)    (144,923)      (123,668)    (116,613)     (69,634)       (46,979)
   Interest on participant loans                        2,641           68          2,573        3,231           95          3,136
   Employee contributions                              74,028           --         74,028       69,370           --         69,370
   Employer contributions, net of forfeitures          31,210       27,053          4,157       30,367       28,943          1,424
   Rollovers                                            9,243           --          9,243       21,455           --         21,455
   Other, net                                          (1,325)        (522)          (803)       4,495         (684)         5,179
-----------------------------------------------------------------------------------------------------------------------------------
       TOTAL ADDITIONS (DEDUCTIONS)                  (152,794)    (118,324)       (34,470)      12,305      (41,280)        53,585
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Interfund transfers                                     --      (81,202)        81,202           --       (9,669)         9,669
   Loans to participants                                   --         (417)           417           --         (589)           589
   Administrative expenses                             (3,712)      (1,281)        (2,431)      (3,392)      (1,291)        (2,101)
   Benefits paid to members                           (93,278)     (26,693)       (66,585)     (94,768)     (30,116)       (64,652)
-----------------------------------------------------------------------------------------------------------------------------------
       TOTAL ADDITIONS (DEDUCTIONS)                   (96,990)    (109,593)        12,603      (98,160)     (41,665)       (56,495)
-----------------------------------------------------------------------------------------------------------------------------------
NET DECREASE                                         (249,784)    (227,917)       (21,867)     (85,855)     (82,945)        (2,910)
-----------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits
   Beginning of Year                             $  1,812,812  $   662,860  $   1,149,952 $  1,898,667  $   745,805  $   1,152,862
-----------------------------------------------------------------------------------------------------------------------------------
   END OF YEAR                                   $  1,563,028  $   434,943  $   1,128,085 $  1,812,812  $   662,860  $   1,149,952
===================================================================================================================================

See Notes to Financial Statements.

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 30, 2002 AND 2001
                                ($ IN THOUSANDS)

NOTE 1.  DESCRIPTION OF THE PLAN

The following description of The Hartford Investment and Savings Plan is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

The Hartford Financial Services Group, Inc., a Delaware corporation, and its consolidated subsidiaries ("The Hartford" or the "Company") provide investment products and life and property and casualty insurance to both individual and commercial customers in the United States and internationally.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, restoration, loans, fund redistribution and definitions of all capitalized terms are contained in the Plan's information document, which has been distributed to the participants.

Plan Changes
------------

There have been several amendments to the Plan document during 2002. See Note 9 for explanation of changes.

General

The Plan is a defined contribution plan covering all full-time and part-time employees of the Company who have attained age 19. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Trust, as defined in the Plan document, is the aggregate funds held by the Trustee, Deutsche Bank Trust Company, under the trust agreement established for the purposes of this Plan, or the aggregate funds held under an insurance contract or contracts established within The Hartford or its affiliates.

Contributions
-------------

Plan members may generally elect to save 2% to 30% of base salary. Members may designate their savings as before-tax, after-tax or a combination of both. Members who are highly compensated employees may be limited to less than 16% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the "Code").

Basic Before-Tax Savings are contributions which are not in excess of the first 6% of base salary. An amount equal to 50% of a member's Basic Before-Tax Savings is matched by the Company. Members' savings in excess of 6% of base salary are supplemental savings that are not matched by Company contributions. In addition, the Company allocates 0.5% of base salary ("Floor Company contributions") to the Floor Company Contribution Account of each eligible employee.

On December 30, 2001 for the 2002 Plan year, the Company guaranteed a fixed minimum contribution (based on a percentage of the amount of employer contributions normally made) that represents the employee salary deferral contributions and matching contributions for the subsequent Plan year. If actual contributions are less than the guaranteed fixed minimum amount at the end of the Plan year, an additional matching contribution would be made to the participants. The minimum contribution was met for the 2002 and 2001 Plan years.

Administrative Costs
--------------------

The Trust, as defined by the Plan, pays certain administrative expenses of the Plan up to 0.25% of the market value of Trust assets. Expenses not paid by the Trust are borne by the Company.

Member Accounts
---------------

Each member's account is credited with that member's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on member earnings or account balances, as defined in the Plan document. The benefit to which a member is entitled is the benefit that can be provided from that member's vested account.

Vesting
-------

Vesting in Company matched contributions begins one year after employment at 20% and increases 20% each consecutive year until the fifth consecutive year of employment when 100% is vested. Notwithstanding the foregoing statement, a member becomes fully vested in such member's Company contribution account upon retirement (for certain members), disability, death, or upon reaching age 65, or the complete discontinuance of Company contributions or upon termination of the Plan. Floor contributions are 100% vested when allocated to each member's account.

Investment Options
------------------

Contributions of member savings and Company contributions are invested in any one of the 16 funds in multiples of 1%, as elected by the member ("member directed investments").

      THE HARTFORD FINANCIAL        This fund's investment  objective is to seek
      SERVICES GROUP, INC.          long-term capital  appreciation by investing
      STOCK FUND                    in the common stock of The Hartford.





      INDEX FUND                    This fund's investment  objective is to seek
                                    investment results that track the overall performance of the stocks in the Standard &
                                    Poor's ("S&P") 500 Stock Index by investing in stocks in the S&P 500 Stock Index.


      STABLE VALUE FUND             This fund's investment  objective is to seek
                                    a stable and predictable  rate of return and
                                    preservation  of  capital  by  investing  in
                                    group   annuity   contracts   issued   by  a
                                    diversified   group  of  high-quality   life
                                    insurance  companies,  which may  include an
                                    affiliate, Hartford Life, deposit agreements
                                    issued   by   a    diversified    group   of
                                    high-quality    banks,    U.S.    government
                                    obligations and asset-backed securities.


      ADVISERS FUND                 This fund's investment  objective is to seek
                                    long-term    total   return   by   investing
                                    primarily in the stocks of U.S. companies, bonds and other debt securities, and money market instruments.

      BOND INCOME STRATEGY FUND     This fund's investment  objective is to seek
                                    a high  level of current  income  consistent
                                    with a competitive  total return as compared
                                    with  bond  funds  with  similar  investment
                                    objectives   and   policies   by   investing
                                    primarily in investment-grade bonds.

      MONEY MARKET FUND             This fund's investment  objective is to seek
                                    maximum   current  income   consistent  with
                                    liquidity and preservation of capital by investing in cash, cash equivalents and high-quality debt securities.

      DIVIDEND AND GROWTH FUND      This fund's investment  objective is to seek
                                    current  income  and  growth of  capital  by
                                    investing  primarily  in  large,  well-known
                                    U.S.   companies   that  pay   above-average
                                    dividends.

      INTERNATIONAL                 This fund's investment  objective is to seek
      OPPORTUNITIES FUND            long-term  growth of  capital  by  investing
                                    primarily  in the  stocks of large  non-U.S.
                                    companies.

      CAPITAL APPRECIATION          This fund's investment  objective is to seek
      FUND                          capital  appreciation by investing primarily
                                    in the  stocks  of small,  medium  and large
                                    U.S. companies.

      SMALL COMPANY FUND            This fund's investment  objective is to seek
                                    capital  appreciation by investing primarily
                                    in  stocks  of U.S.  companies  with  market
                                    capitalization  of less than $2 billion that
                                    the   portfolio    manager   believes   have
                                    above-average earnings growth potential.

      MIDCAP FUND                   This fund's investment  objective is to seek
                                    capital  appreciation by investing primarily
                                    in stocks with market  capitalization in the
                                    range  represented  by the  S&P  MidCap  400
                                    index.

      HIGH YIELD FUND               This fund's investment  objective is to seek
                                    high current income with growth of capital as a secondary consideration by investing primarily in securities considered to be below investment grade quality.


      GLOBAL LEADERS FUND           This fund's investment  objective is to seek
                                    growth of capital by investing in stocks of U.S. and non-U.S. companies that are leaders in their industries as indicated by an established market presence and a strong global, regional, or country competitive position.

      GLOBAL HEALTH FUND            This fund's investment  objective is to seek
                                    long-term capital appreciation by investing at least 80% of its total assets in the equity securities of health care companies worldwide.

      GLOBAL TECHNOLOGY FUND        This fund's investment  objective is to seek
                                    long-term capital appreciation by investing at least 80% of its total assets in the equity securities of technology companies worldwide.

      STOCK FUND                    This fund's investment  objective is to seek
                                    long-term capital appreciation with income as a secondary consideration by investing in stocks of U.S. and non-U.S. companies.

All investment options are party-in-interests with The Hartford or certain of its subsidiaries. See Note 8 for further discussion.

Participant Loans
-----------------

Members may borrow from their fund accounts a minimum of $1 to a maximum equal to the lesser of $50 or 50% of their vested account balances. Loan transactions are treated as transfers from (to) the investment funds to (from) the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the member's account and bears interest at the prime rate in the quarter the loan originates (as published in the Wall Street Journal) plus 1% is fixed for the term of the loan.

Payment of Benefits
-------------------

On termination of service due to death, disability, retirement, or other reasons, members or their designated beneficiaries may elect to receive a lump sum amount equal to the value of the vested interest in their respective accounts; subject to certain conditions, annual installments over a period not greater than thirty years; annual installments over the recipient's life expectancy; or stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions. These benefits are recorded when paid.

Forfeitures
-----------

At December 30, 2002 and 2001, forfeited non-vested accounts totaled $682 and $7, respectively. These forfeitures are applied to reduce future employer contributions. During the year ended December 30, 2002, employer contributions were reduced by $663 from forfeitures.

NOTE 2.  ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual basis of accounting.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deletions during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could affect the amounts reported in the financial statements.

NOTE 3.  INVESTMENTS

The following investments represented 5% or more of the Plan's net assets:

                                                                                                   DECEMBER 30,
                                                                                              2002             2001
     ---------------------------------------------------------------------------------------------------------------------
     The Hartford Financial Services Group, Inc. common stock (12,624,182 and
        13,456,621 shares at December 30, 2002 and 2001, respectively)                   $     574,906*   $     845,076*
     Standard & Poor's 500 Index Portfolio                                                     161,259          216,776
     Stable Value Fund - group annuity contracts                                               447,834          358,011
     =====================================================================================================================

o     - Includes non-member directed assets

For the years ended December 30, 2002 and 2001, the Plan's net realized and change in unrealized gains and losses were net losses as follows:

                                                                                                   DECEMBER 30,
                                                                                              2002             2001
     ---------------------------------------------------------------------------------------------------------------------
     The Hartford Financial Services Group, Inc. common stock                            $    (209,925)   $    (105,472)
     Standard & Poor's 500 Index Portfolio                                                     (50,498)         (28,085)
     Investment in Mutual funds                                                                (52,972)         (23,777)
     ---------------------------------------------------------------------------------------------------------------------
     Net realized and unrealized (losses)                                                $    (313,395)   $    (157,334)
     =====================================================================================================================

NOTE 4.  VALUATION OF INVESTMENTS

Plan investments, except group annuity contracts, are reported at fair value. The fair value of the underlying common stock of The Hartford Financial Services Group, Inc. Stock Fund is based on quoted market prices. Interests in mutual funds and pooled investment funds are valued at the redemption price established by the trustee or the investment manager of the respective fund at the Plan's year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan has entered into numerous traditional and synthetic group annuity contracts primarily with insurance carriers. These contracts, which are included in the Stable Value Fund, are fully benefit responsive and are included in the financial statements at contract value. Fully benefit responsive contracts provide for a stated return on principal invested over a specified period and permit withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. As of December 30, 2002 and 2001, the estimated fair value of the group annuity contracts was $447,834 and $358,011, respectively. There are no reserves against contract value for credit risk of control issuer. The average yield and weighted average crediting interest rate on these contracts was 6.02% and 5.91%, respectively, for the year ended December 30, 2002, and 6.54% and 6.33%, respectively, for the year ended December 30, 2001. Crediting interest rates are generally reset quarterly for synthetic contracts and are reset based on formulas which may use market value, book value, duration and yield. A synthetic group annuity contract is an investment contract that simulates the performance of a traditional group annuity contract through the use of financial instruments. A key difference between a synthetic group annuity contract and a traditional group annuity contract is that the Plan owns the assets underlying the synthetic group annuity contract. Traditional group annuity contracts have fixed crediting interest rates.

NOTE 5.  FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 25, 1998 that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Company, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interest of affected members shall automatically become non-forfeitable.

NOTE 7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 30, 2002 and 2001, the following is a reconciliation of net assets available for plan benefits according to the accompanying financial statements to Form 5500:


                                                                                              2002             2001
     ---------------------------------------------------------------------------------------------------------------------
     Net assets available for plan benefits per financial statements                     $    1,563,028   $    1,812,812
     Amounts allocated to withdrawing members                                                      (885)            (117)
     ---------------------------------------------------------------------------------------------------------------------
     Net assets available for plan benefits per Form 5500                                $    1,562,143   $    1,812,695
     =====================================================================================================================

The following is a reconciliation of benefits paid to members according to the accompanying financial statements to Form 5500:

                                                                                               2002             2001
     ---------------------------------------------------------------------------------------------------------------------
     Benefits paid to members per financial statements                                   $       93,217    $      94,768
     Amounts allocated to withdrawing members at end of year                                        885              117
     Amounts allocated to withdrawing members at beginning of year                                 (117)          (1,291)
     ---------------------------------------------------------------------------------------------------------------------
     Benefits paid to members per Form 5500                                              $       93,985    $      93,594
     ---------------------------------------------------------------------------------------------------------------------

Amounts allocated to withdrawing members are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year but not paid as of that date.

NOTE 8.  PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are held in funds managed by Deutsche Bank Trust Company, the Trustee, as defined by the Plan, and certain subsidiaries of The Hartford. Fees paid by the Plan for Trustee, custodial and investment management services provided by the Trustees amounted to $648 and $592 for the years ended December 30, 2002 and 2001, respectively. Fees paid by the Plan to certain subsidiaries of the Company for investment management services and the issuance of group annuity contracts amounted to $57 and $65 for the years ended December 30, 2002 and 2001, respectively. In addition, certain Plan investments for the 2002 and 2001 Plan years are shares of mutual funds that are sponsored by The Hartford and shares of The Hartford's common stock. At December 30, 2002 and 2001, the Plan held 12,624,182 shares and 13,456,621 shares of common stock of The Hartford with a cost basis of $480,019 and $485,547, respectively. During the years ended December 30, 2002 and 2001, the Plan recorded dividend income from The Hartford's common stock and mutual funds of $19,686 and $13,785, respectively. Since The Hartford wholly owns the Plan Sponsor, these transactions qualify as party-in-interest transactions.

NOTE 9.  PLAN AMENDMENTS

Effective November 29, 2001, a portion of the Plan was converted into a non-leveraged employee stock ownership plan ("ESOP") within the meaning of code section 4975(e)(7). The ESOP is designed to invest primarily in The Hartford Financial Services Group, Inc. common stock.

Effective January 1, 2002, the following changes were made to the Plan:

      o Employees with fewer than six months of service can begin contributing to the Plan, though six months of service is still necessary to be eligible for Floor Company contributions and Matching Company contributions.

      o The annual before-tax savings limit in the Plan will increase from $10.5 to $11 for 2002 and the amount of before-tax money that may be contributed will increase by $1 each year until the limit reaches $15 in 2006. This limit will increase for inflation in $0.5 increments after 2006. The total annual contribution limit for combined before- and after- tax savings will increase to $40 (or annual pay if less) from $35.

      o The dollar threshold for determining highly compensated employees has increased from $80 to $85. This determination is based on a member's prior year earnings.

      o Members now have the option of automatically reinvesting earned dividends or withdrawing them from the Plan in cash after they are paid (usually quarterly).


      o The mandatory suspension period (period of time in which a member may not make contributions to the Plan) when taking a Safe Harbor hardship withdrawal from the Plan has been reduced to six months from twelve months.


      o Other qualified retirement plan balances, including before-tax and after-tax money, may now be rolled over into the member's Plan account at any time, without incurring tax penalties.


      o Eligible retired or terminated plan members can elect to receive their account balances in annual installments over the lesser of the member's life expectancy (based on IRS life expectancy tables) or thirty years. If a member elected life expectancy installments prior to 2002, the member's remaining installments will be recalculated based on the new tables.


      o If a member dies after requesting benefit payments in the form of periodic installments but before all installment payments are paid, then the remaining benefit will be paid to the beneficiary in a lump sum if the beneficiary is not a spouse. If the beneficiary is a spouse, then the beneficiary has the option to receive the remaining benefit in a lump sum or installments.


Beginning on January 2, 2002, the Plan began offering The Hartford HLS mutual funds in place of the Class Y shares of The Hartford's retail mutual funds. The HLS funds have the same investment management, investment objective, and investment style as their retail fund counterparts. However, the HLS funds have lower retail fees and expenses. Existing balances that Plan members had in the Class Y shares were automatically transferred to the applicable HLS funds on January 2, 2002.

Beginning on February 1, 2002, Plan members began having greater flexibility in the investment of their Company contribution accounts. Plan members were no longer required to wait until age 55 to diversify their Company contribution accounts (Company Matching, Floor Company and ESOP contributions). All Plan members were able to make fund transfers of existing Company contributions and direct future Company contributions at any time, in any amount, and to any fund.

Also, beginning on February 1, 2002, the maximum employee contribution rate increased from 16% to 30%. Certain employees were able to elect to contribute from 2% to 30% of annual eligible compensation with before-tax dollars, from 1% to 30% with after-tax dollars, or from 2% to 30% with a combination of both, as allowed by the Plan and subject to IRS limits. Highly compensated employees (employees who earned more than $90 and $85 in 2002 and 2001, respectively) were limited to a maximum combined contribution rate of 10% and their before-tax rate cannot exceed 7%.

On April 10, 2002, participant balances in the amount of $7,568 from the Omni 401(k) plan were merged into The Hartford Investment and Savings Plan. Omni Insurance Group, Inc. is a subsidiary of The Hartford Financial Services Group, Inc.


NOTE 10.  SUBSEQUENT EVENTS

Effective January 1, 2003, Deutsche Bank was removed as Trustee of the Plan Trust and State Street Bank and Trust Company was appointed as Trustee.

Effective January 1, 2003, the plan year changed from a fiscal year ending December 30 to a calendar year ending December 31.


                                                                                                              EIN# 06-0383750
                                                                                                                    PLAN# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
                        FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF INVESTMENT ASSETS HELD AT
                                                     DECEMBER 30, 2002
                                                    ($ IN THOUSANDS)

                                    I    DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF                    (E) CURRENT
(A)    (B) IDENTITY OF PARTY             INTEREST, COLLATERAL, PAR OR MATURITY VALUE                    (D) COST           VALUE
------------------------------------------------------------------------------------------------------------------------------------

       The Hartford Financial Services Group, Inc. Stock Fund
       ------------------------------------------------------
*      The Hartford Financial       The Hartford Financial Services Group, Inc. common stock
          Services Group, Inc.      (12,624,182 shares)                                              $     480,019  $       574,906

*      Deutsche Bank Trust Company  DB Pyramid Directed Account Cash Fund - STIF                            12,347           12,347
                                                                                                                       -------------
                                             SUBTOTAL                                                                       587,253
                                                                                                                       -------------

       Stock Fund
       ----------
*      The Hartford Financial       Hartford Mutual Funds, Inc. Stock Fund Cash Fund - Class 1A
          Services Group, Inc.      shares (94,564.455 shares)                                                 ***            3,344
                                                                                                                       -------------
                                             SUBTOTAL                                                                         3,344
                                                                                                                       -------------
       Clearing Account
       ----------------

*      Deutsche Bank Trust Company  BT Pyramid Directed Account                                                ***            1,032
                                                                                                                       -------------
                                             SUBTOTAL                                                                         1,032
                                                                                                                       -------------

       Index Fund
       ----------
*      Hartford Life Insurance
          Company                   S&P 500 Index Portfolio Hartford - GA - 6226, S/A BI                       ***          161,259
                                                                                                                       -------------
                                             SUBTOTAL                                                                       161,259
                                                                                                                       -------------
       Stable Value Fund
       -----------------

*       Deutsche Bank Trust Company BT Pyramid Discretionary Account Cash Fund - STIF                          ***           11,474
       Business Mens Assurance      Group Annuity Contract #1412, 7.64%, 11/30/2004                            ***           10,690
       Canada Life Assurance
          Company                   Group Annuity Contract  P26092, 5.77%,  2/28/2005                          ***            7,346
       General Electric Capital
          Assurance Company         Group Annuity Contract #GS3614GECA, 5.92%, 6/01/2006                       ***            5,391
       Monumental Life Insurance
          Company                   Group Annuity Contract #MDA00380TR, 4.64%  1/25/2015                       ***           35,468
       Monumental Life Insurance
          Company                   Group Annuity Contract #ADA00212TR, 6.01% **                              ***            69,144

o     Indicates party-in-interest.
** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for member directed investments, and therefore is not included.

                                                                                                              EIN# 06-0383750
                                                                                                                    PLAN# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
                        FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF INVESTMENT ASSETS HELD AT
                                                     DECEMBER 30, 2002
                                                    ($ IN THOUSANDS)


                                    I    DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE                        (E) CURRENT
(A)   (B) IDENTITY OF PARTY              OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE                (D) COST             VALUE
------------------------------------------------------------------------------------------------------------------------------------
      Morgan Guaranty Trust Company
                                    Group Annuity Contract #AITTH01, 5.99% **                       $        ***   $      114,049
      Principal Life Insurance                                                                                             11,178
         Company                    Group Annuity Contract #GA 4-36623, 5.78%, 01/21/2004                    ***
      Protective Life Insurance
         Company                    Group Annuity Contract #GA 1629, 7.34%, 5/30/2003                        ***            1,844
      Security Benefit Life
         Insurance Company          Group Annuity Contract #G0105, 6.46%, 1/25/2006                          ***            7,293
      Transamerica Insurance
         Company                    Group Annuity Contract #TDA76592TR, 6.00%, 1/31/2018                     ***           86,304
      Union Bank of Switzerland     Group Annuity Contract #3024, 5.78% **                                   ***           99,127
                                                                                                                       -------------
                                             SUBTOTAL                                                                     459,308
                                                                                                                       -------------

      Advisers Fund
      -------------
*     The Hartford Financial        Hartford Mutual Funds, Inc. Advisers Fund #BL416645786, Class
         Services Group, Inc.         1A shares                                                              ***           49,076
                                                                                                                       -------------
                                             SUBTOTAL                                                                      49,076
                                                                                                                       -------------

      Bond Income Strategy Fund
      -------------------------
*     The Hartford Financial         Hartford Mutual Funds, Inc. Bond Income Strategy Fund, Class
         Services Group, Inc.         1A shares                                                              ***           34,697
                                                                                                                       -------------
                                             SUBTOTAL                                                                      34,697
                                                                                                                       -------------

      Money Market Fund
      -----------------
*     The Hartford Financial        Hartford Mutual Funds, Inc. Money Market Fund, Class 1A shares
         Services Group, Inc.                                                                                ***           36,018
                                                                                                                       -------------
                                             SUBTOTAL                                                                      36,018
                                                                                                                       -------------

      Dividend and Growth Fund
      ------------------------
*     The Hartford Financial        Hartford Mutual Funds, Inc. Dividend and Growth Fund, Class 1A
         Services Group, Inc.       shares                                                                   ***           26,732
                                                                                                                       -------------
                                             SUBTOTAL                                                                      26,732
                                                                                                                       -------------

      International Opportunities Fund
      --------------------------------
*     The Hartford Financial         Hartford Mutual Funds, Inc. International Opportunities Fund,
         Services Group, Inc.        Class 1A shares                                                         ***           12,160
                                                                                                                       -------------
                                              SUBTOTAL                                                                     12,160
------------------------------------------------------------------------------------------------------------------------------------

o     Indicates party-in-interest.
** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.
*** Cost information is not required for member directed investments, and therefore is not included.


                                                                                                              EIN# 06-0383750
                                                                                                                    PLAN# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
                        FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF INVESTMENT ASSETS HELD AT
                                                     DECEMBER 30, 2002
                                                    ($ IN THOUSANDS)

                                     I    DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE                      (E) CURRENT
(A)    (B) IDENTITY OF PARTY              OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE            (D)  COST              VALUE
------------------------------------------------------------------------------------------------------------------------------------

       Capital Appreciation Fund
       -------------------------
*      The Hartford Financial         Hartford Mutual Funds, Inc. Capital Appreciation Fund, Class
          Services Group, Inc.        1A shares                                                     $        ***   $       60,187
                                                                                                                       -------------
                                                    SUBTOTAL                                                               60,187
                                                                                                                       -------------
       Small Company Fund
       ------------------
*      The Hartford Financial        Hartford Mutual Funds, Inc. Small Company Fund, Class 1A
          Services Group, Inc.       shares                                                                  ***           21,286
                                                                                                                       -------------
                                              SUBTOTAL                                                                     21,286
                                                                                                                       -------------

       MidCap Fund
       -----------
*      The Hartford Financial
          Services Group, Inc.       Hartford Mutual Funds, Inc. MidCap Fund, Class 1A shares                 ***            47,038
                                                                                                                       -------------
                                              SUBTOTAL                                                                       47,038
                                                                                                                       -------------

       High Yield Fund
       ---------------
*      The Hartford Financial
          Services Group, Inc.        Hartford Mutual Funds, Inc. High Yield Fund, Class 1A shares            ***             4,331
                                                                                                                       -------------
                                              SUBTOTAL                                                                        4,331
                                                                                                                       -------------

       Global Leaders Fund
       -------------------
*      The Hartford Financial         Hartford Mutual Funds, Inc. Global Leaders Fund, Class 1A
          Services Group, Inc.        shares                                                                  ***             8,109
                                                                                                                       -------------
                                              SUBTOTAL                                                                        8,109
                                                                                                                       -------------

       Global Health Fund
       ------------------
*      The Hartford Financial        Hartford Mutual Funds, Inc. Global Health Fund, Class 1A
          Services Group, Inc.       shares                                                                   ***             5,428
                                                                                                                       -------------
                                              SUBTOTAL                                                                        5,428
                                                                                                                       -------------
       Global Technology Fund
       ----------------------
*      The Hartford Financial         Hartford Mutual Funds, Inc. Global Technology Fund, Class 1A
          Services Group, Inc.        shares                                                                  ***             4,244
                                                                                                                       -------------
                                              SUBTOTAL                                                                        4,244
                                                                                                                       -------------
       Deutsche Bank  Cash Fund-STIF
       -----------------------------
*      Deutsche Bank Trust Company    DB Pyramid Directed Account Cash Fund-STIF                              ***               916
*      Deutsche Bank Trust Company    DB Pyramid Discretionary Account Cash Fund-STIF                         ***               539
                                                                                                                       -------------
                                              SUBTOTAL                                                                        1,455
------------------------------------------------------------------------------------------------------------------------------------

o     Indicates party-in-interest.
*** Cost information is not required for member directed investments and, therefore is not included.


                                                                                                              EIN# 06-0383750
                                                                                                                    PLAN# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
                        FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF INVESTMENT ASSETS HELD AT
                                                     DECEMBER 30, 2002
                                                    ($ IN THOUSANDS)


                                     I    DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE                    (E) CURRENT
(A)    (B) IDENTITY OF PARTY              OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE            (D)  COST            VALUE
------------------------------------------------------------------------------------------------------------------------------------
       Loan Fund
       ---------
*      Loans to Participants          Loans Receivable from Participants, maturing at various
                                        dates bearing interest at rates from 5.68% - 11.50%         $         N/A    $        35,468
                                                                                                                       -------------
                                              SUBTOTAL                                                                        35,468
                                                                                                                       -------------
                                              TOTAL                                                                  $     1,558,425
------------------------------------------------------------------------------------------------------------------------------------

o     Indicates party-in-interest.

                                                                                                           EIN# 06-0383750
                                                                                                                 PLAN# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
                       FORM 5500, SCHEDULE H, PART IV, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS
                                            FOR THE YEAR ENDED DECEMBER 30, 2002
                                                      ($ IN THOUSANDS)






                                                                        I PURCHASE                   (E)          (F)
               (A)                                (B)                      PRICE      (D) SELLING   LEASE       EXPENSE
        IDENTITY OF PARTY                 DESCRIPTION OF ASSET                           PRICE      RENTAL      INCURRED
--------------------------------------------------------------------------------------------------------------------------
 The Hartford Financial Services    The Hartford Financial Services
           Group, Inc. *                 Group, Inc. common stock              $ -      $141,215       $ -         $ -
 The Hartford Financial Services    The Hartford Financial Services
           Group, Inc. *                 Group, Inc. common stock          $80,975            $-       $ -         $ -
--------------------------------------------------------------------------------------------------------------------------

o        Indicates party-in-interest.



                                                                                                           EIN# 06-0383750
                                                                                                                 PLAN# 100
                               THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
                       FORM 5500, SCHEDULE H, PART IV, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS
                                            FOR THE YEAR ENDED DECEMBER 30, 2002
                                                      ($ IN THOUSANDS)





                                                                                             (H)
                                                                           (G)         CURRENT VALUE OF       (I)
               (A)                                (B)                    COST OF    ASSETS ON TRANSACTION     NET
        IDENTITY OF PARTY                 DESCRIPTION OF ASSET            ASSET             DATE              GAIN
-----------------------------------------------------------------------------------------------------------------------
 The Hartford Financial Services    The Hartford Financial Services
           Group, Inc. *                 Group, Inc. common stock          $86,503        $141,215           $54,712
 The Hartford Financial Services    The Hartford Financial Services
           Group, Inc. *                 Group, Inc. common stock          $80,975         $80,975                $-
-----------------------------------------------------------------------------------------------------------------------

o     Indicates party-in-interest.

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PENSION FUND TRUST AND INVESTMENT COMMITTEE OF THE HARTFORD INVESTMENT AND SAVINGS PLAN HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED IN ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                                            (NAME OF PLAN)


                                    BY: /S/ FRANCIS A. DORION
                                    --------------------------
                                    (FRANCIS A. DORION, PLAN ADMINISTRATOR)
                                    JUNE 30, 2003